SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Aurora Innovation, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

051774107

(CUSIP Number)

Nelson Chai

c/o Uber Technologies, Inc.

1515 3rd Street

San Francisco, CA 94158

(415) 612-8582

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:)

July 21, 2023

(Date of Event which Requires Filing on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Uber Technologies, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 325,973,411 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 325,973,411 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 325,973,411 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 30.55% (2)
(14)	Type of Reporting Person (See Instructions): CO

(1)	Consists of 325,973,411 shares of Class A common stock, par value $0.00001 per share of Aurora Innovation, Inc.

(2)	The percent of class beneficially owned by the Reporting Person was calculated based on 1,066,844,673 shares of Class A common stock and 409,026,834 shares of Class B common stock outstanding as of July 21, 2023, which includes 222,222,216 shares of Class A common stock issued in the Private Placement (defined below) and 73,333,333 shares of Class A common stock issued in the Public Offering (defined below), each of which closed on July 21, 2023, as disclosed in the Issuer's Registration Statement on Form S-3, filed with the Securities and Exchange Commission on July 21, 2023. The percent of class beneficially owned would fall to 30.24% if the Underwriters (defined below) exercise an option exercisable for 30 days from the date of the Underwriting Agreement (defined below) to purchase an additional 10,999,999 shares of Class A common stock pursuant to the Underwriting Agreement.

Item 1. Security and Issuer

(a) This Schedule 13D (this “Statement”) relates to the shares of Class A common stock, $0.00001 par value per share (the “Class A Common Stock”) of Aurora Innovation, Inc. (the “Issuer”).

(b) The address of the principal executive offices of the Issuer is 50 33rd Street, Pittsburgh, PA 15201.

Item 2. Identity and Background

(a) This Statement is being filed by Uber Technologies, Inc. (the “Reporting Person”), a publicly traded Delaware corporation because the Reporting Person’s wholly-owned, indirect subsidiary, Neben Holdings, LLC (“Neben Holdings”) holds 325,973,411 shares of Class A Common Stock of the Issuer.

The members of the Reporting Person’s Board of Directors are Ronald Sugar, Ursula Burns, Dara Khosrowshahi, Wan Ling Martello, John Thain, David Trujillo, Amanda Ginsberg, Robert Eckert, Revathi Advaithi and Alexander Wynaendts.

The executive officers of the Reporting Person are Dara Khosrowshahi, Chief Executive Officer; Nelson Chai, Chief Financial Officer; Tony West, Senior Vice President, Chief Legal Officer and Corporate Secretary; Nikki Krishnamurthy, Senior Vice President and Chief People Officer; and Jill Hazelbaker, Senior Vice President, Marketing and Public Affairs.

(b) The principal business of the Reporting Person is the operation and continued development of a technology platform that uses a massive network, leading technology, operational excellence and product expertise to power movement from point A to point B.

(c) The business address of the Reporting Person is 1515 3rd Street, San Francisco, CA 94158.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth or incorporated by reference in Item 6 of this Statement is incorporated by reference into this Item 3. As described in Item 6 of this Statement, the securities reported on this Statement reflect the consummation of the Merger (defined below) contemplated by the Merger Agreement (defined below), the consummation of the Public Offering (defined below) contemplated by the Underwriting Agreement (defined below), and the consummation of the Private Placement (defined below) contemplated by the Purchase Agreement (defined below) and the transactions consummated in connection therewith.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Statement is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial owner of 325,973,411 shares of Class A Common Stock of the Issuer, which represents approximately 30.55% of the outstanding Class A Common Stock of the Issuer as of July 21, 2023. The percent of class beneficially owned by the Reporting Person was calculated based on 1,066,844,673 shares of Class A common stock and 409,026,834 shares of Class B common stock outstanding as of July 21, 2023, which includes 222,222,216 shares of Class A common stock issued in the Private Placement (defined below) and 73,333,333 shares of Class A common stock issued in the Public Offering (defined below), each of which closed on July 21, 2023, as disclosed in the Issuer’s Registration Statement on Form S-3, filed with the Securities and Exchange Commission on July 21, 2023.

(b) The Reporting Person has sole voting and sole dispositive power over an aggregate of 325,973,411 shares of Class A Common Stock of the Issuer. The Reporting Person’s shares of Class A Common Stock currently represent approximately 6.32% of the voting power of Issuer’s outstanding capital stock.

(c) Other than the acquisition of the shares as reported herein, the Reporting Person has not effected any other transactions in the shares of the Issuer during the past 60 days.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Agreement and Plan of Merger

On November 3, 2021 (the “Closing Date”), pursuant to the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and among the Issuer (f/k/a Reinvent Technology Partners Y), RTPY Merger Sub Inc. (“Merger Sub”) and Aurora Innovation Holdings, Inc. (“Legacy Aurora”), Merger Sub merged with and into Legacy Aurora (the “Merger”), with Legacy Aurora surviving the Merger as a wholly owned subsidiary of the Issuer.

At the effective time (the “Effective Time”) of the Merger on the Closing Date, each share and equity award of Legacy Aurora outstanding as of immediately prior to the Effective Time was exchanged for shares of Common Stock of the Issuer or comparable equity awards that are settled or are exercisable for Common Stock of the Issuer. Pursuant to the Merger Agreement, Neben Holdings received 300,936,375 shares of Class A Common Stock.

Registration Rights Agreement

Pursuant to the Merger Agreement, on the Closing Date, the Issuer entered into an Amended and Restated Registration Rights Agreement with Neben Holdings and certain other parties thereto (the “Registration Rights Agreement”) which provides customary demand and piggyback registration rights. Pursuant to the Registration Rights Agreement, the Issuer will agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, certain shares of Common Stock and other equity securities that are held by the parties thereto from time to time.

Lock-Up Agreement and Bylaws

On November 3, 2021, as contemplated by the Merger Agreement, the Issuer and certain parties listed on Exhibit A thereto, including Neben Holdings, entered into the Lockup Agreement (the “Lockup Agreement”), which contains certain restrictions on transfer with respect to certain shares of the Issuer’s common stock held by or issuable to the parties to the Lockup Agreement. In addition, subject to certain exceptions, Legacy Aurora equityholders, including Neben Holdings, are subject to a 180-day lock-up provision in the Issuer’s Bylaws.

The foregoing descriptions of the Merger Agreement, Registration Rights Agreement, Lock-Up Agreement and Bylaws do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, copies of which are included as Exhibits 1, 2, 3 and 4 to this Statement, respectively, and are incorporated herein by reference.

Underwriting Agreement

On July 18, 2023, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman Sachs & Co. LLC and Allen & Company LLC, as representatives of the several underwriters named therein (collectively, the “Underwriters”), relating to the issuance and sale (the “Public Offering”) of 73,333,333 shares (the “Firm Shares”) of the Issuer’s Class A common stock, at a price to the public of $3.00 per share. Under the terms of the Underwriting Agreement, the Underwriters have agreed to purchase the Firm Shares from the Issuer at a price of $2.9025 per share. The Issuer also granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase up to an additional 10,999,999 shares of Class A Common Stock (together with the Firm Shares, the “Underwritten Shares”).

The Public Offering closed on July 21, 2023 and Neben Holdings received 24,666,666 shares of Class A Common Stock.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is attached as Exhibit 1.1 to the Issuer's Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 19, 2023 and is incorporated herein by reference.

Common Stock Purchase Agreement

On July 18, 2023, the Issuer entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) for a private placement (the “Private Placement”) with certain existing institutional and strategic investors, entities affiliated with two of the Issuer's directors, and new institutional investors (each, a “Purchaser” and collectively, the “Purchasers”). Pursuant to the Purchase Agreement, the Issuer agreed to sell to the Purchasers 222,222,216 shares of Class A Common Stock (the “Private Placement Shares”), at a purchase price of $2.70 per Private Placement Share.

The Private Placement closed on July 21, 2023 (“Closing”) and pursuant to the Purchase Agreement, Neben Holdings received 370,370 shares of Class A Common Stock.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Purchase Agreement, which is attached as Exhibit 10.1 to the Issuer's Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 19, 2023 and is incorporated herein by reference.

Private Placement Registration Rights Agreement

In connection with the Private Placement, Issuer and the Purchasers entered into a Registration Rights Agreement, dated July 18, 2023 (the “Private Placement Registration Rights Agreement”), providing for the registration for resale of the Private Placement Shares that are not then registered on an effective registration statement, pursuant to a registration statement (the “Private Placement Registration Statement”) to be filed with the Securities and Exchange Commission on or prior to August 4, 2023.

The foregoing description of the Private Placement Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Private Placement Registration Rights Agreement, a copy of which is attached as Exhibit 10.2 to the Issuer's Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 19, 2023 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Agreement and Plan of Merger, dated as of July 14, 2021, by and among the Issuer, Merger Sub and Legacy Aurora (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 4, 2021)
2	Amended and Restated Registration Rights Agreement, by and among the Issuer and the other parties thereto (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 4, 2021)
3	Form of Lockup Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 4, 2021)
4	Bylaws of the Issuer (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 4, 2021)
5	Underwriting Agreement, dated July 18, 2023, by and among the Issuer and Goldman Sachs & Co. LLC and Allen & Company LLC, as representatives of the several underwriters named (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 19, 2023)
6	Form of Common Stock Purchase Agreement, dated July 18, 2023, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 19, 2023)
7	Form of Registration Rights Agreement, dated July 18, 2023, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 19, 2023)

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 24, 2023

UBER TECHNOLOGIES, INC.

	By:	/s/ Nelson Chai
Name: Nelson Chai
Title: Chief Financial Officer